NEWS RELEASE

RepliCel CEO Provides Corporate Update

Targets for 2021 include dermal injector commercial launch, new partnerships, new innovation initiatives, and launch of more clinical testing

VANCOUVER, BC, CANADA – 8 February 2021 – RepliCel Life Sciences Inc. (TSXV: RP) (OTCPK: REPCF)  (FRA:P6P2) (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to provide an update to shareholders from its Board and Management represented by President and CEO, Mr. R. Lee Buckler.

Dear Shareholders,

While the first 30 days of 2021 took some time to gain momentum as we put the last finishing touches on the agreements with MainPointe Pharmaceuticals, I am very pleased to say we are once again - as they say - firing on all cylinders.

We are engaged in a level of activity that I haven't seen at RepliCel for quite some time, working with our key stakeholders and collaborators across three continents on multiple programs. Our team is motivated and excited to have the critical pieces in place to be able to execute on much-anticipated targets. Shareholders should expect to see material progress made in the months ahead in China, Japan, Canada, the U.S. and Europe across corporate, research and development, financial, clinical, and regulatory segments of our programs.

While the pursuit of regulatory approval and market launch this year of our dermal injector in the United States and Hong Kong is top-of-mind for all involved, we are also very excited about moving the development of our portfolio of cell therapy products forward this year with the launch of next-stage clinical testing in China and Japan.

With RepliCel's three cell therapy products now having been tested in over 100 patients in four countries on three continents, having been successfully reviewed by three regulatory agencies (soon to be a fourth), and a clinical study for hair loss currently ongoing in Japan funded by Shiseido using RepliCel technology, we are excited to be working hard to get four new clinical studies ready to launch this year: two in China (tendon and skin) and two in Japan (tendon and skin).

Below is a brief synopsis of the current status and next steps of RepliCel’s programs:

RepliCel Dermal Injector (RCI-02) Product Line – Manufacturing of RepliCel’s initial batch of commercial-grade dermal injectors and related consumables is now resuming. Upon delivery of the first units, we will commence the functional testing needed that will produce the data required to form the basis of the marketing approval application that will be submitted on our behalf by the regulatory team at MainPointe Pharmaceuticals, our US partner and distributor.

Over the next few weeks as we, our contract providers in Europe, and our collaborators at MainPointe Pharmaceuticals, gain more clarity regarding the requirements and updated timing of resumed production, product testing/validation, and regulatory submissions, we will provide more detail on the anticipated timing of a regulatory approval application and market launches in the United States and Hong Kong this year.

Tendon Regeneration RCT-01 –RepliCel is now working with clinical advisors and investigators to plan and conduct the next clinical test of RCT-01 for Achilles tendinopathy in Japan. A single, successful study could be the basis for a commercial launch of the product in Japan.  Meanwhile YOFOTO is preparing to submit its plan for a phase 2 clinical study of RCT-01 for tendinopathy to the Chinese regulatory authorities seeking permission to launch the study this year.

Skin Rejuvenation RCS-01 –RepliCel is now working with clinical advisors and investigators to plan and conduct the next clinical test of RCS-01 for the treatment of aging and sun-damaged skin in Japan as soon as the Company can ensure the RCI-02 device and consumables are available in Japan for use in such a study. A single, successful study could be the basis for a commercial launch of the product in Japan.   Meanwhile YOFOTO is preparing to submit its plan for a phase 2 clinical study of RCT-01 for tendinopathy to the Chinese regulatory seeking permission to launch the study this year.

Hair Re-growth RCH-01 – Shiseido is currently funding a second clinical study of RCH-01 (they call it S-DSC) in Japan testing the impact of a series of injections on areas of thinning hair due to androgenetic alopecia. It is expected that this study, if successful, will be the basis for a commercial launch of the product by Shiseido in Japan.

Once the RCI-02 injectors and consumables are available for clinical studies, RepliCel will begin preparations for a phase 2 human clinical trial of RCH-01 outside of Asia (Shiseido’s licensed territory) examining both dose and injection frequency for the treatment of hair loss.

Partnership with Shiseido – The disagreement regarding the status of the agreement between Shiseido and RepliCel remains unresolved but is not yet the subject of any litigation or arbitration. RepliCel maintains the agreement remains intact and is communicating with Shiseido its expectation that (a) they deliver to RepliCel the full clinical data set from the recently completed study of RCH-01 in Japan and (b) confirm that their license agreement remains intact without breach. RepliCel reserves the right to take the position that Shiseido’s failure to deliver the clinical data from the recently completed clinical study in Shiseido’s Territory constitutes a material breach of contract. Based on legal advice, management believes that now is the right time to proactively bring the disagreement to a resolution and will proceed accordingly.

Partnership with YOFOTO – Since signing the license and co-development agreement with RepliCel related to RCT-01, RCS-01 and the dermal injector portfolio for Greater China, YOFOTO has designed, developed, validated, and certified a stand-alone manufacturing facility and clinical site purpose-built for regenerative medicine and nearly completed the technology transfer required for the non-bulbar dermal sheath cell products, RCS-01 and RCT-01. YOFOTO is now performing cell therapy manufacturing validations and making preparations for regulatory submissions seeking approvals to launch phase 2 clinical trials of the tendon and skin products in China.  These submissions are expected to be completed this Quarter.

Research and Development – The grant-funded research project aimed at manufacturing innovation being conducted at the University of Victoria (UVic) has resumed (with grant extensions). Planning is now underway for the next stage of the project and related grant funding applications. Further detail about the progress of this project will be revealed after appropriate patent protection has been put in place. The teams at UVic and RepliCel are highly encouraged by the data.

The first stage of the research being conducted at the University of British Columbia has been successfully completed and a contract now signed for the second stage to commence immediately. Data from the project to-date points to several cell identity markers of significant interest for use in isolating specific cell populations from the tissue biopsy with potential benefits ranging from optimized manufacturing processes, more consistent product profiles, enhanced product identify assays, stronger patent protections, and correlating particular cell sub-populations with the best clinical outcomes.

Further product and process development, aimed at manufacturing improvements and production cost reductions, will be prioritized as funding is allocated.

Business Development – Management is currently in due diligence and early-stage negotiations with an established multi-national company regarding innovations around RepliCel's non-bulbar dermal sheath cell technology for certain dermatological applications outside of its current patent portfolio and  technology. Management is also actively pursuing other collaborations including the following:

o	a collaboration involving 3rd party funding for a next-phase RCT-01 clinical study in Japan in exchange for a right-of-first refusal on pre-negotiated commercial terms for a Japanese license;
o	a collaboration involving 3rd party funding for a next-phase RCS-01 clinical study in Japan in exchange for a right-of-first refusal on pre-negotiated commercial terms for a Japanese license;
o	regional distributors and global partners for the RCI-02 Dermal Injector and Consumables (outside of Greater China and the United States where distribution rights have already been procured);
o	a collaboration to secure funding for a next-phase RCH-01 clinical study outside of Asia; and
o	a license for RCH-01 in Japan and/or China in the event Shiseido’s license is revoked.

Late last year we posted a 12-item to-do list for 2021 as follows:

1.	Close the transaction with MainPointe Pharmaceuticals
2.	Complete the first manufacturing run of the dermal injector product line
3.	Continued engagement on other partnerships under discussion/due diligence
4.	Complete the dermal injector product testing
5.	Submit regulatory applications for the dermal injector product line marketing approvals
6.	Continued support of YOFOTO's preparations for clinical trials of RepliCel's skin and tendon products in China
7.	Finalize skin and tendon clinical trial preparations in Japan
8.	Work with YOFOTO to prepare for the dermal injector product line market launch in Hong Kong
9.	Resolve the relationship with Shiseido
10.	Further grant-funded R&D at UVIC, UBC and elsewhere
11.	File new patents

12.	Conduct cell therapy manufacturing validation runs in preparation for next-phase trials in Japan

We are pleased to report that we are actively engaged in and making progress on 11 of these 12 items with the exception being 'dermal injector product testing' which cannot be initiated until the first products roll off the production line in the coming weeks.

While many of our anticipated milestones are interdependent with other stakeholders, partners, or service providers, we currently anticipate meeting the timelines outlined below:

Within 6-12 months:

•	Obtain FDA marketing approval for the commercial launch of our dermal injector product line in the USA and other markets which accept FDA approval (e.g., Hong Kong and Singapore)
•	Receive a $0.5M milestone payment from our Chinese partner upon CE mark registration in Hong Kong
•	MainPointe Pharmaceuticals to launch the dermal injector product line in the USA
•	YOFOTO to launch the dermal injector product line in Hong Kong
•	Announce the securing of distributors for the dermal injector product line in Europe
•	Our partner YOFOTO to obtain Chinese regulatory approval to launch a clinical trial for tendon regeneration in China (financed by YOFOTO)
•	Our partner YOFOTO to obtain Chinese regulatory approval to launch a clinical trial for skin rejuvenation in China (financed by YOFOTO)
•	Obtain Japanese approvals to launch a clinical trial for tendon regeneration in Japan (financed by a partner yet to be announced)
•	Obtain Japanese approvals to launch a clinical trial for skin rejuvenation in Japan (financed by a partner yet to be announced)
•	Announce a Japanese partner (or syndicate and/or grant funding) to fund the tendon product clinical testing in Japan (discussion already underway)
•	Announce a Japanese partner (or syndicate) to fund the skin product clinical testing in Japan (discussions already underway)
•	Our contract manufacturer in Austria to obtain certification from Japanese authorities to manufacture product to be imported into Japan for the skin and tendon clinical studies

Within 12-24 months:

•	Announce data from a clinical study of the dermal injector (though this will likely not be required for USA regulatory approval, it will be valuable for marketing purposes)
•	Announce clinical data from a skin rejuvenation clinical study in Japan
•	Announce plans for the commercial launch of the skin rejuvenation treatment in Japan
•	Obtain Japanese regulatory approval to market launch the dermal injector product line in Japan
•	Secure a Japanese partnership for commercial distribution of the dermal injector product line in Japan
•	Complete a resolution of the disagreement with Shiseido
•	Secure a partnership to fund a next-phase hair regeneration study in a select non-Asian market

Within 24-36 months:

•	Our Partner YOFOTO to announce data from the skin rejuvenation clinical trial in China
•
Receive a $1M milestone payment from our Chinese partner upon completion of the skin program clinical trial and an additional $1M milestone payment upon the first regulatory approval for market launch in Greater China

•	Our Partner YOFOTO to announce data from the tendon regeneration clinical trial in China
•
Receive a $0.5M milestone payment from our Chinese partner upon completion of the tendon program clinical trial and an additional $0.5M milestone payment upon the first regulatory approval for market launch in Greater China

•	Announce data from the tendon regeneration clinical trial in Japan
•	Commercially launch the skin rejuvenation product in Japan
•	Announce plans for the commercial launch of the tendon regeneration product in Japan
•	Commercially launch the tendon regeneration product in Japan

All the pieces are now in place to deliver on these milestones.  We have a great team on the ground in Japan, a great partner actively engaged in China, an exciting new partnership in the United States, and outstanding partners in Europe providing manufacturing of both the device product line and cell therapies.

With all our collaborators, partners, and investors, we are driving hard to realize a very exciting and successful 2021.

Respectfully yours,

Lee Buckler
President, CEO and Director

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.

The Company’s product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is exclusively licensed in Asia to Shiseido Company. RepliCel maintains the rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

RepliCel has also developed a proprietary injection device, RCI-02, and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the RCI-02 device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being approved for market launch in either the United States or Europe. Please visit www.replicel.com for additional information.

      Notable Facts:

•	RepliCel's three cell therapy products have now been tested in over 100 patients in four countries on three continents having been successfully reviewed by three regulatory agencies.

•
RepliCel now has key strategic partners in the United States, China, and Japan each of which are now investing heavily in the further clinical testing and development of RepliCel's products for their markets. Data from each of the clinical programs will strengthen the product development initiatives for RepliCel and its other partners worldwide.

For more information, please contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
This press release and the website content linked in it contains forward-looking statements and information that involve various risks and uncertainties regarding future events, including, but not limited to, statements regarding: that shareholders should expect to see material progress made in the months ahead in China, Japan, Canada, the U.S. and Europe across corporate, research and development, financial, clinical, and regulatory segments of our programs; that the Company will obtain regulatory approval and complete the market launch this year of itsdermal injector in the United States and Hong; that the Company will progress with the development of its portfolio of cell therapy products with the launch of next-stage clinical testing in China and Japan; that the Company will launch four new clinical studies ready this year: two in China (tendon and skin) and two in Japan (tendon and skin); that the Company will commence a phase 2 human clinical trial of RCH-01 outside of Asia; that the Company will enter into a collaboration agreement with an established multi-national company regarding innovations around RepliCel's non-bulbar dermal sheath cell technology for certain dermatological applications outside of its current patent portfolio and  technology; that the Company will enter into a collaboration agreement with a 3rd party for a next-phase RCT-01 clinical study in Japan in exchange for a right-of-first refusal on pre-negotiated commercial terms for a Japanese license; that the Company will enter into a collaboration agreement with a 3rd party for a next-phase RCS-01 clinical study in Japan in exchange for a right-of-first refusal on pre-negotiated commercial terms for a Japanese license; that the Company will enter into a collaboration agreement with regional distributors and global partners for the RCI-02 Dermal Injector and Consumables (outside of Greater China and the United States where distribution rights have already been procured); that the Company will enter into a collaboration agreement to secure funding for a next-phase RCH-01 clinical study outside of Asia; that the Company will enter into a licensing agreement with for RCH-01 in Japan and/or China in the event Shiseido’s license is revoked; that the Company will, within the next 6 to 12 months, achieve the following milestones:  obtain FDA marketing approval for the commercial launch of our dermal injector product line in the USA and other markets which accept FDA approval (e.g., Hong Kong and Singapore); receive a $.5M milestone payment from our Chinese partner upon CE mark registration in Hong Kong; MainPointe to launch the dermal injector product line in the USA; YOFOTO to launch the dermal injector product line in Hong Kong; announce the securing of distributors  for the dermal injector product line in Europe; YOFOTO to obtain Chinese regulatory approval to launch a clinical trial for tendon regeneration in China (financed by YOFOTO); YOFOTO to obtain Chinese regulatory approval to launch a clinical trial for skin rejuvenation in China (financed by YOFOTO); obtain Japanese approvals to launch a clinical trial for tendon regeneration in Japan; obtain Japanese approvals to launch a clinical trial for skin rejuvenation in Japan; announce a Japanese partner (or syndicate and/or grant funding) to fund the tendon product clinical testing in Japan; announce a Japanese partner (or syndicate) to fund the skin product clinical testing in Japan; and our contract manufacturer in Austria to obtain certification from Japanese authorities to manufacture product to be imported into Japan for the skin and tendon clinical studies; that the Company will, within the next 12 to 24 months, achieve the following milestones:  announce data from a clinical study of the dermal injector; announce clinical data from a skin rejuvenation clinical study in Japan; announce plans for the commercial launch of the skin rejuvenation treatment in Japan; obtain Japanese regulatory approval to market launch the dermal injector product line in Japan; secure a Japanese partnership for commercial distribution of the dermal injector product line in Japan; complete a resolution of the disagreement with Shiseido; secure a partnership to fund a next-phase hair regeneration study in a select non-Asian market; that the Company will, within the next 24 to 36 months, achieve the following milestones:  YOFOTO to announce data from the skin rejuvenation clinical trial in China; receive a $1M milestone payment from our Chinese partner upon completion of the skin program clinical trial and an additional $1M CAD upon the first regulatory approval for market launch in Greater China; YOFOTO to announce data from the tendon regeneration clinical trial in China; receive a $0.5M milestone payment from our Chinese partner upon completion of the tendon program clinical trial and an additional $0.5M CAD upon the first regulatory approval for market launch in Greater China; announce data from the tendon regeneration clinical trial in Japan; commercially launch the skin rejuvenation product in Japan; announce plans for the commercial launch of the tendon regeneration product in Japan; and commercially launch the tendon regeneration product in Japan.

These statements are only predictions and involve known and unknown risks which may cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking statements, including: risks that the Company will not complete a financing or raise sufficient funds to complete all of its planned activities; risks related YOFOTO spending the required amounts on RepliCel’s programs and related infrastructure over the next 5 years in Greater China; risk related to YOFOTO paying $4.5M CDN in milestone payments and sales royalties; risks that the Company’s products may not perform as, or have the benefits, expected; risks that the Company’s products may not be accepted and adopted by the public; the risk that the Company will not obtain FDA approval and/or CE mark clearance for its injector device as anticipated or at all; the risk that there will be delays enrolling clinical trial participants or commencing any clinical or research programs as anticipated or at all; the risk that the Company will receive negative results from the Company’s clinical trials; the effects of government regulation on the Company’s business; risk that the Company may not obtain any further data from Shiseido; risks associated with the Company obtaining all necessary regulatory approvals for its various programs; risks associated with the Company’s ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company’s ability to raise additional capital; and other factors beyond the Company’s control. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at www.sedar.com.